PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus dated March 31, 2006) Pricing Supplement Number: 2590	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

10,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

95% Protected Declining Rate Notes

Linked to the 2-Year U.S. Dollar Interest Rate Swap Rate

due January 7, 2008

(the “Notes”)

$1,000 original public offering price per unit

The Notes:

•       The Notes are designed for investors who believe that the rate of the 2-Year U.S. Dollar Interest Rate Swap Rate (the “Swap Rate”) will decrease from the pricing date to a valuation date shortly before the maturity date and are willing to forego interest payments on the Notes. Investors must also be willing to accept a cap on their return of 14% (or $140.00 per unit) of the original public offering price and to risk losing up to 5% of their investment (or $50 per unit) if the Swap Rate increases over this period.

•       95% principal protection on the maturity date.

•       There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•       The Notes will not be listed on any securities exchange.

•       The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No 59018YYL9.

•       The settlement date is expected to be November 7, 2006.

Payment on the maturity date:

•       The amount you receive on the maturity date per unit will be based upon the direction of and change in the Swap Rate from the pricing date to a valuation date shortly before the maturity date:

•     If the Swap Rate has decreased, you will receive a payment per unit equal to $1,000 plus an amount based on 16.83 times the percentage of such decrease. However, in no event will you receive a return greater than 14% of the original public offering price, as described in this pricing supplement.

•     If the Swap Rate has remained the same, you will receive $1,000 per unit.

•     If the Swap Rate has increased, you will receive a payment per unit equal to $1,000 minus an amount based on 5.61 times the percentage of such increase. However, in no event will you receive less than 95% of the original public offering price (or $950.00 per unit), as described in this pricing supplement.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$1,000.00	$10,000,000
Underwriting discount	$ 10.00	$ 100,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$ 990.00	$ 9,900,000

(1)	The public offering price and the selling concession for any single transaction to purchase 1,000 units or more will be $995.00 per unit and $5.00 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is October 31, 2006.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-9
UNITED STATES FEDERAL INCOME TAXATION	PS-13
ERISA CONSIDERATIONS	PS-17
USE OF PROCEEDS AND HEDGING	PS-18
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-18
EXPERTS	PS-18
INDEX OF CERTAIN DEFINED TERMS	PS-19

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 95% Protected Declining Rate Notes Linked to the 2-Year U.S. Dollar Interest Rate Swap Rate due January 7, 2008 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Swap Rate and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on January 7, 2008. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $1,000 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of some amount of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What does the Swap Rate reflect?

A two-year interest rate swap rate is the fixed interest rate that would be required under the then current market conditions to enter into a swap transaction in exchange for a hypothetical stream of payments based on floating interest rates over a two year period.

For purposes of determining the amount payable on the maturity date, the Swap Rate is the fixed rate related to a two-year interest rate swap as quoted on Reuters page ISDAFIX3. For more specific information about the Swap Rate, please see the section entitled “Description of the Notes— The 2-Year U.S. Dollar Interest Rate Swap Rate” in this pricing supplement.

How has the 2-Year U.S. Dollar Interest Rate Swap Rate developed historically?

We have included a table and a graph showing month-end levels of the Swap Rate, from January 2001 through October 2006, in the section entitled “Description of the Notes—2-Year U.S. Dollar Interest Rate Swap Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Swap Rate in various economic environments; however, past developments are not necessarily indicative of how the Swap Rate will fluctuate in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the direction of and change in the Swap Rate from October 31, 2006, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Valuation Date and will equal:

(i) If the Ending Rate is less than the Starting Rate:

$1,000 + [16.83 × (Starting Rate – Ending Rate) × 1,000]

provided, however, that the Redemption Amount will not exceed 114% of the original public offering price (or $1,140.00 per unit) (the “Capped Value”).

(ii) If the Ending Rate is greater than or equal to the Starting Rate:

$1,000 + [5.61 × (Starting Rate – Ending Rate) × 1,000]

provided, however, that the Redemption Amount will not be less than 95% of the original public offering price (or $950.00 per unit).

The “Starting Rate” equals 5.1060%.

The “Ending Rate” will equal the Swap Rate fixing, expressed as a percentage, as quoted on Reuters page ISDAFIX3 at approximately 11:00 a.m., New York City time on the Valuation Date.

The “Valuation Date” will be the fifth scheduled Business Day before the maturity date of the Notes.

The opportunity to participate in the possible decrease in the Swap Rate through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of 14% (or $140.00) over the $1,000 original public offering price per unit of the Notes. However, in the event that the Swap Rate increases from the Pricing Date to the Valuation Date, the amount you receive on the maturity date will be less than the $1,000 original public offering price of the Notes. As a result, you may receive less than the $1,000 original public offering price per unit. In no event, however, will you receive less than 95% of the original public offering price (or $950.00) per unit of the Notes.

For more specific information about the amount payable on the maturity date, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept the risk of receiving less than the principal amount of their Notes on the maturity date, in exchange for the ability to participate in changes in the Swap Rate from the Pricing Date to the Valuation Date.

Examples

Set forth below are four examples of Redemption Amount calculations, including a Starting Rate of 5.1060% and a Capped Value of $1,140.00 and assuming the following hypothetical Ending Values:

Example 1—The hypothetical Ending Rate has increased by 2% over the Starting Rate:

Starting Rate: 5.1060%

Hypothetical Ending Rate: 7.1060%

$1,000 + [5.61 × (5.1060% – 7.1060%) × 1,000] = $887.80

Redemption Amount (per unit) = $950.00	(The Redemption Amount cannot be less than $950.00.)

Example 2—The hypothetical Ending Rate has increased by 0.5% over the Starting Rate:

Starting Rate: 5.1060%

Hypothetical Ending Rate: 5.6060%

$1,000 + [5.61 × (5.1060% – 5.6060%) × 1,000] = $971.95

Redemption Amount (per unit) = $971.95

Example 3—The hypothetical Ending Rate equals the Starting Rate:

Starting Rate: 5.1060%

Hypothetical Ending Rate: 5.1060%

$1,000 + [5.61 × (5.1060% – 5.1060%) × 1,000] = $1,000.00

Redemption Amount (per unit) = $1,000.00

Example 4—The hypothetical Ending Rate has decreased by 0.5% under the Starting Rate:

Starting Rate: 5.1060%

Hypothetical Ending Rate: 4.6060%

$1,000 + [16.83 × (5.1060% – 4.6060%) × 1,000] = $1,084.15

Redemption Amount (per unit) = $1,084.15

Example 5—The hypothetical Ending Rate has decreased by 2% under the Starting Rate:

Starting Rate: 5.1060%

Hypothetical Ending Rate: 3.1060%

$1,000 + [16.83 × (5.1060% – 3.1060%) × 1,000] = $1,336.60

Redemption Amount (per unit) = $1,140.00	(The Redemption Amount cannot be greater than the Capped Value.)

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed $950.00 per unit of the Notes. We have determined that this estimated yield will equal 5.26% per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $1,000 per unit and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $7.73 in 2006, $53.70 in 2007 and $1.04 in 2008. However, in 2008, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $1.04, depending upon the actual amount you receive on the maturity date. Also, if the actual amount you receive on the maturity date is less than $1,062.47, you may have a loss which you could deduct against other income you may have in 2008, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility of the Swap Rate and the current Swap Rate. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $1,000 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the Swap Rate and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $1,000 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of MLCS?

Our subsidiary MLCS will be our agent for purposes of, among other things, determining the Ending Value and calculating the Redemption Amount (the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount on the Notes at maturity. The payment you receive on the maturity date on the Notes will depend on the change in the Swap Rate. Because the Swap Rate is subject to market fluctuations, the amount of cash you receive on the maturity date may be more or less than the $1,000 original public offering price per unit. If the Swap Rate has increased above the Starting Rate, the amount you receive on the maturity date will be less than the $1,000 original public offering price per unit. As a result, you will lose some of your investment in the Notes. The amount you receive on the maturity date will, however, never be less than $950.00 per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar-denominated debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to interest rates

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in interest rates. These views are sometimes communicated to clients. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals in the financial industry may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that investors should generally derive information concerning interest rates from multiple sources. In connection with your purchase of the Notes, you should investigate the financial markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future interest rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Swap Rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future interest rate movements constitutes a recommendation as to the merits of an investment in the Notes.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the Swap Rate and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The Swap Rate is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the Swap Rate decreases or does not decrease from the Starting Rate. However, if you choose to sell your Notes when the Swap Rate is lower than the Starting Rate, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the Swap Rate will continue to fluctuate until the Ending Rate is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase.

Changes in the volatility of the Swap Rate are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Swap Rate increases or decreases, the trading value of the Notes may be adversely affected.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the Swap Rate. This difference will reflect a “time premium” due to expectations concerning the Swap Rate prior to the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease, if any, of the Swap Rate from the Pricing Date to the Valuation Date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Swap Rate will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

Our subsidiary MLCS is our agent for the purposes of calculating the Ending Rate and the Redemption Amount. Under certain circumstances, MLCS as our subsidiary and its responsibilities in determining the Ending Rate and Redemption Amount for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of the unavailability of the Swap Rate. MLCS is required to carry out its duties in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on January 7, 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59018YYL9.

The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount as provided below.

Determination of the Redemption Amount

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the direction of and change in the Swap Rate from the Pricing Date to the Valuation Date and will equal:

(i) If the Ending Rate is less than the Starting Rate:

$1,000 + [16.83 × (Starting Rate – Ending Rate) × 1,000];

provided, however, that the Redemption Amount will not exceed 114% of the original public offering price (or $1,140.00 per unit) (the “Capped Value”).

(ii) If the Ending Rate is greater than or equal to the Starting Rate:

$1,000 + [5.61 × (Starting Rate – Ending Rate) × 1,000];

provided, however, that the Redemption Amount will not be less than 95% of the original public offering price (or $950.00 per unit).

The “Starting Rate” equals 5.1060%.

The “Ending Rate” will equal the Swap Rate fixing, expressed as a percentage, as quoted on Reuters page ISDAFIX3 at approximately 11:00 a.m., New York City time on the Valuation Date.

The “Valuation Date” will be the fifth scheduled Business Day before the maturity date of the Notes.

If the Swap Rate fixing is not quoted on Reuters page ISDAFIX3, or any page substituted therefor, then the Ending Rate will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the Calculation Agent at approximately 12:00 p.m., New York City time, on that day, and, for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed for floating U.S. dollar interest rate swap transaction with a term equal to 2 years commencing on that day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the three banks chosen to provide a quotation of its rate. If at least three quotations are provided, the rate will be the arithmetic mean of the quotations. If two quotations are provided, the rate will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate will equal that one quotation. If no quotations are available, then the Ending Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 12:00 p.m., New York City time, on that day.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

The 2-Year U.S. Dollar Interest Rate Swap Rate

A two-year interest rate swap rate is the fixed interest rate that would be required under the then current market conditions to enter into a swap transaction in exchange for a hypothetical stream of payments based on floating interest rates over a two year period.

For purposes of determining the Redemption Amount, the Swap Rate is the fixed rate related to an interest rate swap as quoted on Reuters page ISDAFIX3. With respect to ISDAFIX3, such fixed rate is assumed to be paid semi-annually on the basis of a 360-day year consisting of twelve 30-day months, and the floating rate is assumed to be based on 3 month LIBOR payable quarterly on the basis of the actual number of days elapsed in a 360-day year.

As an example of the above, an interest rate swap based on a Swap Rate of 6% would indicate that two swap counterparties have agreed to exchange interest rate payments, where Counterparty A is paying 6% semi-annually, for two years on a predetermined fixed notional amount to Counterparty B, and Counterparty B is paying 3 month LIBOR on a quarterly basis for two years on the same predetermined notional amount to Counterparty A.

The following graph sets forth the Swap Rate fixings on the last Business Day of each year from 1998 to 2005 at approximately 11:00 a.m., New York City time. The historical development of the Swap Rate should not be taken as an indication of future development, and no assurance can be given that the Swap Rate will not increase and thereby reduce the Redemption Amount which may be payable to you on the maturity date.

Set forth below are the Swap Rate fixings on the last Business Day of each month from January 2001 to October 2006 at approximately 11:00 a.m., New York City time. This historical data is not necessarily indicative of the future development of the Swap Rate or what the value of the Notes may be. Any upward or downward trend in the historical Swap Rates during any period set forth below is not an indication that the Swap Rate is more or less likely to increase or decrease at any time from the Pricing Date to the Valuation Date.

	2001	2002	2003	2004	2005	2006
January	5.30%	3.47%	2.00%	2.18%	3.63%	4.91%
February	5.08%	3.43%	1.84%	1.98%	3.91%	5.09%
March	4.80%	4.13%	1.74%	1.90%	4.21%	5.27%
April	4.88%	3.65%	1.78%	2.67%	3.97%	5.33%
May	4.79%	3.59%	1.52%	2.91%	3.95%	5.44%
June	4.88%	3.29%	1.52%	3.19%	3.98%	5.65%
July	4.32%	2.73%	1.96%	3.09%	4.38%	5.43%
August	4.12%	2.51%	2.26%	2.76%	4.22%	5.21%
September	3.36%	2.12%	1.76%	2.99%	4.58%	5.11%
October	2.98%	2.11%	2.17%	2.94%	4.80%	5.11%
November	3.34%	2.44%	2.34%	3.40%	4.82%
December	3.57%	1.88%	2.16%	3.44%	4.83%

The following graph sets forth the historical development of the Swap Rate presented in the preceding table. This historical information is not necessarily indicative of the future development of the Swap Rate. On the Pricing Date, the Swap Rate was 5.1060%.

Hypothetical Returns

The following table illustrates, for the Starting Rate of 5.1060% and a range of hypothetical Ending Rates:

•	the percentage change from the Starting Rate to the hypothetical Ending Rate;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes; and

•	the pretax annualized rate of return to holders of the Notes.

The table below includes a Capped Value of $1,140.00.

Hypothetical Ending Rate	Percentage change from the Starting Rate to the hypothetical Ending Rate	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)
1.1060%	–4.00%	$1,140.00	14.00%	11.55%
2.1060%	–3.00%	$1,140.00	14.00%	11.55%
3.1060%	–2.00%	$1,140.00	14.00%	11.55%
4.1060%	–1.00%	$1,140.00(3)	14.00%	11.55%
4.3060%	–0.80%	$1,134.64	13.46%	11.12%
4.5060%	–0.60%	$1,100.98	10.10%	8.41%
4.7060%	–0.40%	$1,067.32	6.73%	5.66%
4.9060%	–0.20%	$1,033.66	3.37%	2.86%
5.1060%(2)	0.00%	$1,000.00	0.00%	0.00%
5.3060%	0.20%	$ 988.78	–1.12%	–0.96%
5.5060%	0.40%	$ 977.56	–2.24%	–1.94%
5.7060%	0.60%	$ 966.34	–3.37%	–2.91%
5.9060%	0.80%	$ 955.12	–4.49%	–3.90%
6.1060%	1.00%	$ 950.00(4)	–5.00%	–4.35%
6.3060%	1.20%	$ 950.00	–5.00%	–4.35%
6.5060%	1.40%	$ 950.00	–5.00%	–4.35%
6.7060%	1.60%	$ 950.00	–5.00%	–4.35%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from November 7, 2006 to January 7, 2008, a term expected to be equal to that of the Notes.
(2)	This is the Starting Rate, the Swap Rate fixing at approximately 11:00 a.m., New York City time on the Pricing Date.
(3)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which equals $1,140.00.
(4)	The Redemption Amount cannot be less than $950.00.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Rate and term of your investment.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each unit of the Notes, will be equal to the Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to characterize and treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this characterization and tax treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization and tax treatment of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization and tax treatment of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization and treatment of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional non-contingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this kind of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of a projected amount (the “Projected Redemption Amount”) equal to $1,062.47 per unit of the Notes. This represents an estimated yield on the Notes equal to 5.26% per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note’s adjusted issue price will equal the Note’s issue price (i.e., $1,000 per unit of the Notes), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual amount payable on the maturity date (the “Actual Redemption Amount”) exceeds $1,062.47 per unit of the Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $1,062.47 per unit of the Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than $1,062.47 per unit of the Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $1,062.47 per unit of the Notes) exceeds the Actual Redemption Amount will be treated (a) first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest and (b) then, to the extent of the amount of interest previously included in income by the U.S. Holder with respect to a Note, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions. Any remaining portion of the Projected Redemption Amount (i.e., $1,062.47 per unit of the Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset or an ordinary loss pursuant to the foregoing rules will be treated as a capital loss (which will be long-term if the Note has been held for more than one year as of the maturity date). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed $950.00 per unit of the Notes.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The following table sets forth the amount of interest that will be deemed to accrue with respect to each $1,000 principal amount per unit of the Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Redemption Amount and an estimated yield equal to 5.26% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
November 7, 2006 through January 7, 2007	$ 8.71	$ 8.71
January 8, 2007 through July 7, 2007	$26.53	$35.24
July 8, 2007 through January 7, 2007	$27.23	$62.47

Projected Redemption Amount = $1,062.47 per unit of the Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met).

This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount, if any.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005, and the three-month and six-month periods ended June 30, 2006 and July 1, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-10
Calculation Agent	PS-6
Capped Value	PS-3
Ending Rate	PS-4
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-3
Starting Rate	PS-4
Swap Rate	PS-1
Valuation Date	PS-4

10,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

95% Protected Declining Rate Notes

Linked to the 2-Year U.S. Dollar Interest Rate Swap Rate

due January 7, 2008

(the “Notes”)

$1,000 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

October 31, 2006